UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2022

TUSCAN HOLDINGS CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38970	83-3853706
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

135 E. 57th Street, 17th Floor

New York, NY 10022

(Address of Principal Executive Offices) (Zip Code)

(646) 948-7100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	THCAU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	THCA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	THCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 21, 2022, Tuscan Holdings Corp. II (“Tuscan”) held a special meeting of stockholders (“Meeting”). An aggregate of 5,458,832 shares of Tuscan’s common stock, which represents a quorum of the outstanding common stock entitled to vote as of the record date of May 24, 2022, were represented in person or by proxy at the Meeting.

Tuscan’s stockholders voted on the following proposal at the Meeting, which was approved:

(1) Proposal No. 1 — The Extension Amendment Proposal — a proposal to amend Tuscan’s amended and restated certificate of incorporation to extend the date by which Tuscan has to consummate a business combination from June 30, 2022 to December 31, 2022. The following is a tabulation of the votes with respect to this proposal, which was approved by Tuscan’s stockholders:

For	Against	Abstain	Broker Non-Votes
5,457,594	1,238	0	0

Holders of an aggregate of 39,400 shares of Tuscan’s common stock exercised their right to redeem their shares for an aggregate of $407,192.13 in cash.

As previously disclosed, Tuscan Holdings Acquisition II LLC, Tuscan’s sponsor and an affiliate of Stephen A. Vogel, Tuscan’s Chief Executive Officer (“sponsor”), agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to Tuscan $0.10 per share for first three months of the Extension and then $0.033 per share for each additional month of the Extension needed to consummate an initial business combination through the Extended Date for each public share that is not converted in connection with the stockholder vote to approve the Extension (such loans being referred to herein as the “Contributions”). Accordingly, prior to filing the amendment to Tuscan’s amended and restated certificate of incorporation to effectuate the extension described above, the sponsor will lend an aggregate of $261,810.10 to Tuscan for the first three months of the Extension and such funds will be deposited into Tuscan’s trust account.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2022	TUSCAN HOLDINGS CORP. II

	By:	/s/ Stephen Vogel
Stephen Vogel
Chief Executive Officer

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